UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

THE TALBOTS, INC.

(Name of Subject Company (Issuer))

TLB MERGER SUB INC.
TLB HOLDINGS LLC

(Name of Filing Persons (Offeror))

SYCAMORE PARTNERS, L.P.

SYCAMORE PARTNERS A, L.P.

SYCAMORE PARTNERS MANAGEMENT, L.L.C.

(Name of Filing Persons – Other Person(s))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Stefan L. Kaluzny

TLB Merger Sub Inc.

c/o Sycamore Partners Management, L.L.C.

9 West 57th Street, 31st Floor

New York, NY 10019

Tel: (212) 796-8500

Fax: (212) 796-8501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James P. Faley, Jr.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5792

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$193,252,204.75	$22,147

*                  Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 70,273,529 shares of common stock, par value $0.01 per share, at $2.75 per share.

**            Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$22,147	Filing Party:	TLB Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 15, 2012

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐              Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐              Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by TLB Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of TLB Holdings LLC, a Delaware limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Common Stock”), and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”), of The Talbots, Inc., a Delaware corporation (“Talbots”), at a price of $2.75 per share, net to the seller in cash, without interest, and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 15, 2012 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 7 is being filed to amend and supplement Items 1 through 9 and 12 as reflected below.

Items 1 through 9.

Regulation M-A Items 1001 – 1009.

Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

The following paragraphs are hereby added to Items 1 and 4 of the Schedule TO:

“On July 20, 2012, Parent, Purchaser and Talbots entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”).

The Merger Agreement Amendment provides that the Financing Proceeds Condition is deleted. The Merger Agreement Amendment also provides that Purchaser will have the right in its sole discretion to extend (or re-extend) the Offer and the expiration date beyond any then-scheduled expiration date of the Offer for one or more periods, in consecutive increments of up to five (5) business days each, the length of which is in Parent’s sole discretion (or such longer period as Parent and Talbots may mutually agree) to the extent that (i) all of the conditions to the Offer have been satisfied or waived and (ii) the debt financing (or any alternative debt financing arranged in accordance with the terms of the Merger Agreement) has not been received by Parent or Purchaser and the lenders party to the Debt Commitment Letter (or the new debt commitment letter for any alternative debt financing) have not confirmed to Parent and Purchaser that the debt financing will be available at the Offer closing.  The Merger Agreement Amendment also provides that if, at any then-scheduled expiration date of the Offer, (i) all of the conditions to the Offer have been satisfied or waived and (ii) the debt financing (or any alternative debt financing arranged in accordance with the terms of the Merger Agreement) has been received by Purchaser or Parent or the lenders party to the Debt Commitment Letter (or the new debt commitment letter for any alternative debt financing) have confirmed to Parent and Purchaser that the debt financing will be available at the Offer closing, Purchaser and Parent will only have a one-time right to extend the Offer pursuant to the preceding sentence for a period of five (5) business days.  The Merger Agreement Amendment also provides that the Proxy Statement Clearance Date was July 11, 2012.”

The first sentence of the first paragraph on the cover page of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of May 30, 2012, as amended on July 20, 2012 (which we refer to as the “Merger Agreement”), by and among TLB Holdings LLC, a Delaware limited liability company (which we refer to as “Parent”), TLB Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (which we refer to as “Purchaser”), and The Talbots, Inc., a Delaware corporation (which we refer to as “Talbots”).”

Clause (d) of the first sentence of the third paragraph on the cover page of the Offer to Purchase is hereby deleted in its entirety.

The second sentence under the fifth question of the Summary Term Sheet entitled “Is there an agreement governing the Offer” is hereby amended and restated as follows:

“The Agreement and Plan of Merger, dated as of May 30, 2012, as amended on July 20, 2012 (which we refer to as the “Merger Agreement”), provides, among other things, for the terms and conditions of the Offer and the Merger.”

The fourth bullet point under the seventh question of the Summary Term Sheet entitled “What are the most significant conditions to the Offer?” is hereby deleted in its entirety.

The second sentence under the eighth question of the Summary Term Sheet entitled “Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?” is hereby amended and restated as follows:

“On May 30, 2012, Purchaser and General Electric Capital Corporation (the agent for Talbots’ existing asset based revolving credit facility) (“GECC”) entered into a letter agreement (the “GE Debt Commitment Letter”) pursuant to which GECC agreed to, subject solely to the terms and conditions set forth in the GE Debt Commitment Letter, upon the closing of the Merger, (i) consent to a “change of control” resulting from the Merger under the ABL Credit Agreement, (ii) make certain agreed modifications to the ABL Credit Agreement and (iii) continue to make credit available to Talbots and its affiliated borrowers pursuant to the ABL Credit Agreement, or a replacement thereof, in either case on the terms and conditions of the ABL Credit Agreement as modified in accordance with the immediately preceding clauses (i) and (ii).”

The fourth sentence under the eighth question of the Summary Term Sheet entitled “Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?” is hereby amended and restated as follows:

“On May 30, 2012, Purchaser and Wells Fargo Bank, National Association, as agent, and each of Well Fargo Bank, National Association, Tennenbaum Opportunities Fund VI, LLC, 1903 OnShore Funding, LLC, 1903 OffShore Loans SPV Limited and Stone Tower Credit Solutions

Master Fund Ltd., as lenders, entered into a letter agreement (the “Wells Fargo Debt Commitment Letter” and, together with the GE Debt Commitment Letter, the “Debt Commitment Letters”) pursuant to which the agent and lenders thereunder agreed to, subject solely to the terms and conditions set forth in the Wells Fargo Debt Commitment Letter, upon the closing of the Merger, (i) consent to a “change of control” resulting from the Merger under the existing term loan agreement, dated as of February 16, 2012, among Talbots and certain of its subsidiaries, the agent and the lenders (the “Existing Term Loan Agreement”), (ii) make certain agreed modifications to the Existing Term Loan Agreement, (iii) amend and restate the Existing Term Loan Agreement on the terms and conditions of the Existing Term Loan Agreement as modified in accordance with the immediately preceding clauses (i) and (ii), and (iv) provide an additional last out term loan (such additional last out term loan to be provided by one of the lenders specified in the Wells Fargo Debt Commitment Letter) in an amount equal to the lesser of (x) $11 million and (y) the difference between the aggregate commitment of $85 million under the Wells Fargo Debt Commitment Letter and the then existing term loan amount pursuant to the Existing Term Loan Agreement, the proceeds of which additional last out term loan shall be available to pay related fees and expenses in connection with the consummation of the Offer and the Merger.”

A new paragraph is hereby added after the third paragraph under the eleventh question of the Summary Term Sheet entitled “Can the Offer be extended and under what circumstances can or will the Offer be extended?”

“In addition, we have the right in our sole discretion to extend (or re-extend) the Offer and the expiration date beyond any then-scheduled expiration date of the Offer for one or more periods, in consecutive increments of up to five (5) business days each, the length of which is in Parent’s sole discretion (or such longer period as Parent and Talbots may mutually agree) to the extent that (i) all of the conditions to the Offer have been satisfied or waived and (ii) the debt financing (or any alternative debt financing arranged in accordance with the terms of the Merger Agreement) has not been received by Parent or Purchaser and the lenders party to the Debt Commitment Letter (or the new debt commitment letter for any alternative debt financing) have not confirmed to Parent and Purchaser that the debt financing will be available at the Offer closing. If, at any then-scheduled expiration date of the Offer, (i) all of the conditions to the Offer have been satisfied or waived and (ii) the debt financing (or any alternative debt financing arranged in accordance with the terms of the Merger Agreement) has been received by Purchaser or Parent or the lenders party to the Debt Commitment Letter (or the new debt commitment letter for any alternative debt financing) have confirmed to Parent and Purchaser that the debt financing will be available at the Offer closing, we will only have a one-time right to extend the Offer pursuant to the preceding sentence for a period of five (5) business days.”

The last sentence under the seventeenth question of the Summary Term Sheet entitled “If you do not consummate the Offer, will you nevertheless consummate the Merger?” is hereby amended and restated in its entirety as follows:

“In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, except for the addition of a condition that stockholders have adopted the Merger Agreement and the inapplicability of the Minimum Tender Condition.”

The first sentence of the second paragraph of the Introduction is hereby amended and restated in its entirety as follows:

“The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 30, 2012, as amended on July 20, 2012 (which we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Talbots.”

Clause (d) of the first sentence of the sixth paragraph of the Introduction is hereby deleted in its entirety.

The second-to-last sentence of the ninth paragraph of the Introduction is hereby amended and restated in its entirety as follows:

“In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, except for the addition of the stockholder approval requirement and the inapplicability of the Minimum Tender Condition.”

The first sentence of the second paragraph of Section 1 of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and restated in its entirety as follows:

“The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other conditions set forth in Section 15—“Conditions of the Offer.””

The following is hereby added to the end of the second paragraph of Section 1 of the Offer to Purchase entitled “Terms of the Offer”:

“In addition, we have the right in our sole discretion to extend (or re-extend) the Offer and the expiration date beyond any then-scheduled expiration date of the Offer for one or more periods, in consecutive increments of up to five (5) business days each, the length of which is in Parent’s sole discretion (or such longer period as Parent and Talbots may mutually agree) to the extent that (i) all of the conditions to the Offer have been satisfied or waived and (ii) the debt financing (or any alternative debt financing arranged in accordance with the terms of the Merger Agreement) has not been received by Parent or Purchaser and the lenders party to the Debt Commitment Letter (or the new debt commitment letter for any alternative debt financing) have not confirmed to Parent and Purchaser that the debt financing will be available at the Offer closing. If, at any then-scheduled expiration date of the Offer, (i) all of the conditions to the Offer have been satisfied or waived and (ii) the debt financing (or any alternative debt financing arranged in accordance with the terms of the Merger Agreement) has been received by Purchaser or Parent or the lenders party to the Debt Commitment Letter (or the new debt commitment letter for any alternative debt financing) have confirmed to Parent and Purchaser that the debt financing will be available at the Offer closing, we will only have a one-time right to extend the Offer pursuant to the preceding sentence for a period of five (5) business days.”

The second sentence of the first paragraph of Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and restated as follows:

“On May 30, 2012, Purchaser and General Electric Capital Corporation (the agent for Talbots’ existing asset based revolving credit facility) (“GECC”) entered into a letter agreement (the “GE Debt Commitment Letter”) pursuant to which GECC agreed to, subject solely to the terms and conditions set forth in the GE Debt Commitment Letter, upon the closing of the Merger, (i) consent to a “change of control” resulting from the Merger under the ABL Credit Agreement, (ii) make certain agreed modifications to the ABL Credit Agreement and (iii) continue to make credit available to Talbots and its affiliated borrowers pursuant to the ABL Credit Agreement, or a replacement thereof, in either case on the terms and conditions of the ABL Credit Agreement as modified in accordance with the immediately preceding clauses (i) and (ii).”

The fourth sentence of the first paragraph of Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and restated as follows:

“On May 30, 2012, Purchaser and Wells Fargo Bank, National Association, as agent, and each of Well Fargo Bank, National Association, Tennenbaum Opportunities Fund VI, LLC, 1903 OnShore Funding, LLC, 1903 OffShore Loans SPV Limited and Stone Tower Credit Solutions Master Fund Ltd., as lenders, entered into a letter agreement ( the “Wells Fargo Debt Commitment Letter” and, together with the GE Debt Commitment Letter, the “Debt Commitment Letters”) pursuant to which the agent and lenders thereunder agreed to, subject solely to the terms and conditions set forth in the Wells Fargo Debt Commitment Letter, upon the closing of the Merger, (i) consent to a “change of control” resulting from the Merger under the existing term loan agreement, dated as of February 16, 2012, among Talbots and certain of its subsidiaries, the agent and the lenders (the “Existing Term Loan Agreement”), (ii) make certain agreed modifications to the Existing Term Loan Agreement, (iii) amend and restate the Existing Term Loan Agreement on the terms and conditions of the Existing Term Loan Agreement as modified in accordance with the immediately preceding clauses (i) and (ii), and (iv) provide an additional last out term loan (such additional last out term loan to be provided by one of the lenders specified in the Wells Fargo Debt Commitment Letter) in an amount equal to the lesser of (x) $11 million and (y) the difference between the aggregate commitment of $85 million under the Wells Fargo Debt Commitment Letter and the existing term loan amount pursuant to the Existing Term Loan Agreement, the proceeds of which additional last out term loan shall be available to pay related fees and expenses in connection with the consummation of the Offer and the Merger.”

The following paragraph his hereby added after the first paragraph of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Extensions of the Offer”:

“In addition, we have the right in our sole discretion to extend (or re-extend) the Offer and the expiration date beyond any then-scheduled expiration date of the Offer for one or more periods, in consecutive increments of up to five (5) business days each, the length of which is in Parent’s sole discretion (or such longer period as Parent and Talbots may mutually agree) to the extent that (i) all of the conditions to the Offer have been satisfied or waived and (ii) the debt financing (or any alternative debt financing arranged in accordance with the terms of the Merger Agreement) has not been received by Parent or Purchaser and the lenders party to the Debt Commitment Letter (or the new debt commitment letter for any alternative debt financing) have not confirmed to Parent and Purchaser that the debt financing will be available at the Offer closing. If, at any then-scheduled expiration date of the Offer, (i) all of the conditions to the Offer have been satisfied or waived and (ii) the debt financing (or any alternative debt financing arranged in accordance with the terms of the Merger Agreement) has been received by Purchaser or Parent or the lenders party to the Debt Commitment Letter (or the new debt commitment letter for any alternative debt financing) have confirmed to Parent and Purchaser that the debt financing will be available at the Offer closing, we will only have a one-time right to extend the Offer pursuant to the preceding sentence for a period of five (5) business days.”

The parenthetical “(other than the Financing Proceeds Condition)” in the tenth bullet point in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Termination of the Merger Agreement” is hereby deleted in its entirety.

The parenthetical “(other than the Financing Proceeds Condition)” in the last bullet point in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Fees” is hereby deleted in its entirety.

The parenthetical “(other than the Financing Proceeds Condition)” in clause (a) in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Specific Performance” is hereby deleted in its entirety.

Clause (d) of Section 15 of the Offer to Purchase entitled “Conditions of the Offer” is hereby deleted in its entirety.

A new paragraph is hereby added to the end of Section 15 of the Offer to Purchase entitled “Conditions of the Offer” as follows:

“On June 18, 2012, the FTC notified Parent and Talbots that early termination of the waiting period applicable to the purchase of the Shares under the HSR Act has been granted.  On July 18, 2012 Talbots received a letter from the PBGC confirming that it will not take action with respect to the acquisition of Talbots by Sycamore Partners as of such time.”

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003.

(a) — (b).  Name and address; Business and background of entities.  Item 3 of Schedule TO is hereby amended to add the following disclosure preceding the paragraph entitled “Additional Information”:

“Sycamore Partners Management, L.L.C.  Sycamore Partners Management, L.L.C., a Delaware limited liability company, or Management, is engaged in, among other activities, providing investment advisory services to Sponsor.  The business address for Management is: 9 West 57th Street, 31st Floor, New York, New York 10019.  The business telephone for Management is (212) 796-8500.”

(c).  Business and background of natural person

Item 3 of Schedule TO is hereby amended to add the following disclosure at the end of Schedule I to the Offer to Purchase:

“Management. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years, together with ownership of Shares of Talbots, of each officer and director of Management. Unless otherwise indicated, the current business address of each such person is c/o Sycamore Partners Management, L.L.C., 9 West 57th Street, 31st Floor, New York, New York 10019.

Name and Address	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Ownership of Shares

Stefan Kaluzny	Chief Executive Officer and President; Director	See response for Parent.

Peter Morrow	Vice President and Secretary; Director	See response for Parent.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) — (b) Transactions; Significant Corporate Events.  Item 5 of the Schedule TO is hereby amended as follows:

The first sentence of the first paragraph of “Section 10—Background of the Offer; Past Contacts or Negotiations with Talbots—Background of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Sycamore Partners, L.P. and Sycamore Partners A, L.P. (collectively, “Sponsor”) are engaged in (among other activities) managing and make equity and debt investments in business organizations.  Sycamore Partners Management, L.L.C. (“Management,” and, together with Sponsor, “Sycamore Partners”) is engaged in (among other activities) providing investment advisory services to Sponsor.”

The first sentence of the sixteenth paragraph of “Section 10—Background of the Offer; Past Contacts or Negotiations with Talbots—Background of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“January 27, 2012, Management entered into the Confidentiality Agreement with Talbots to permit Sycamore Partners to conduct due diligence on Talbots.”

The twenty-sixth paragraph of “Section 10—Background of the Offer; Past Contacts or Negotiations with Talbots—Background of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“On May 5, 2012, Talbots and Management entered into an exclusivity agreement, with the exclusivity period expiring on May 15, 2012 (the “Exclusivity Period”), and which permitted Talbots to disclose publicly Sycamore Partners’ proposed per Share purchase price.”

The first sentence of the twenty-seventh paragraph of “Section 10—Background of the Offer; Past Contacts or Negotiations with Talbots—Background of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“On May 7, 2012, Talbots issued a press release announcing Sycamore Partners’ non-binding proposal to acquire 100% of the outstanding shares of Talbots’ Common Stock of $3.05 per share in cash and the execution of the exclusivity agreement with Management.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(xiv)	Press Release issued by Sycamore Partners and The Talbots, Inc. on July 20, 2012.
(d)(9)	Amendment No. 1 to Agreement and Plan of Merger, dated July 20, 2012, among Parent, Purchaser and Talbots.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2012

TLB HOLDINGS LLC

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

TLB MERGER SUB INC.

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

SYCAMORE PARTNERS, L.P.

By: Sycamore Partners GP, L.L.C.
Its: General Partner

By: Sycamore Partners MM, L.L.C.
Its: Managing Member

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	Managing Member

SYCAMORE PARTNERS A, L.P.

By: Sycamore Partners GP, L.L.C.
Its: General Partner

By: Sycamore Partners MM, L.L.C.
Its: Managing Member

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	Managing Member

SYCAMORE PARTNERS MANAGEMENT L.L.C.

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 15, 2012.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2012.*
(a)(5)(i)	Press Release issued by Talbots on May 31, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on May 31, 2012).*
(a)(5)(ii)	Press Release issued by Talbots on June 13, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on June 13, 2012).*
(a)(5)(iii)	Class Action Complaint dated June 4, 2012 (Fred W. Schwartz v. The Talbots, Inc., et al.).*
(a)(5)(iv)	Class Action Complaint dated June 5, 2012 (David Wilkin v. The Talbots, Inc. et al.).*
(a)(5)(v)	Class Action Complaint dated June 6, 2012 (Christopher R. Walsh v. The Talbots, Inc. et al.).*
(a)(5)(vi)	Amended Class Action Complaint dated June 7, 2012 (Charles Leach v. Gary M. Pfeiffer, et al.).*
(a)(5)(vii)	Class Action Complaint dated June 8, 2012 (Edward Slapansky v. Trudy F. Sullivan, et al.).*
(a)(5)(viii)	Class Action Complaint dated June 13, 2012 (Early McWhorter v. The Talbots, Inc., et al.).*
(a)(5)(ix)	Class Action Complaint dated June 15, 2012 (Benjamin Wong v. Gary M. Pfeiffer, et al.).*
(a)(5)(x)	Class Action Complaint dated June 22, 2012 (Craig Wilson v. Trudy F. Sullivan, et al.).*
(a)(5)(xi)	Consolidated Amended Class Action Complaint, dated July 2, 2012 (In re Talbots, Inc. Shareholders Litigation).*
(a)(5)(xii)	Class Action Complaint dated July 6, 2012 (Rina Brodt v. The Talbots, Inc., et al.).*
(a)(5)(xiii)	Press Release issued by Sycamore Partners on July 16, 2012.*
(a)(5)(xiv)	Press Release issued by Sycamore Partners and The Talbots, Inc. on July 20, 2012.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of May 30, 2012, by and among Parent, Purchaser and Talbots.*
(d)(2)	Confidentiality Agreement, dated as of January 27, 2012, by and between Sycamore Partners Management, L.L.C. and Talbots.*
(d)(3)	Exclusivity Agreement, dated as of May 5, 2012, between Sycamore Partners Management, L.L.C. and Talbots, as amended on May 15, 2012 and May 22, 2012.*
(d)(4)	Equity Commitment Letter, dated as of May 30, 2012, from Sycamore Partners, L.P. and Sycamore Partners A, L.P. to Parent.*
(d)(5)	Limited Guarantee, dated as of May 30, 2012, delivered by Sycamore Partners, L.P. and Sycamore Partners A, L.P. in favor of Talbots.*
(d)(6)	Debt Commitment Letter, dated as of May 30, 2012, from General Electric Capital Corporation to Purchaser.*
(d)(7)

Debt Commitment Letter, dated as of May 30, 2012, from Wells Fargo Bank National Association, Tennenbaum Opportunities Fund VI, LLC, 1903 Onshore Funding, LLC, 1903 Offshore Loans SPV Limited and Stone Tower Credit Solutions Master Fund Ltd. to Purchaser.*

(d)(8)	Waiver to Agreement and Plan of Merger, dated June 12, 2012, between Parent, Purchaser and Talbots.*
(d)(9)	Amendment No. 1 to Agreement and Plan of Merger, dated July 20, 2012, among Parent, Purchaser and Talbots.
(g)	None.
(h)	None.

*Previously filed.